Exhibit 1

ELBIT VISION SYSTEMS LTD.

FOR IMMEDIATE RELEASE

BOARD OF DIRECTORS OF ELBIT VISION SYSTEMS LTD.
APPROVES A REORGANIZATION PLAN

COMPANY ANNOUNCES ANTICIPATED LOSS DUE TO THE
REJECTION OF THE INDIAN RAILWAY PROJECT

Yoqneam, Israel October 25, 2006 – Elbit Vision Systems Ltd. (OTCBB: EVSNF.OB) announced today that the Board of Directors of EVS has approved a reorganization plan for the Company, which includes:

1.	Accepting the resignation of EVS’s chief executive officer, Mr. Menashe Shohat who will remain a member of the Board of Directors, and appointing Mr. David Gal, Chairman of the Board of Directors as the chief executive officer, which appointment is subject to shareholder approval.

2.	Recruiting a new chief operations officer, and other key members of the management team.

3.	Consolidating all of EVS’s and ScanMaster’s Israeli activities into one location.

Following the approval of the Board of Directors Mr. David Gal, EVS’s Chairman said: “We believe that the reorganization plan is extremely important in building a strong management team with the skills and experience for leading the Company to meet its new challenges. We anticipate that the consolidation of our operations and facilities will reduce our fixed expenses by approximately $1 million annually and will generate additional efficiencies and other important economies of scale. I strongly believe that this is the right step at the right time and am confident that the completion of the reorganization plan will improve our capabilities and performance in all respects. I would also like to thank Mr. Shohat for his contributions to the Company as its chief executive officer and am looking forward to his continued support as a Board member.”

Further to the press release of October 19, 2006 announcing the rejection by the Indian Ministry of Railways of two ultrasonic testing cars and the resulting invocation by the Ministry of performance guarantees in an amount of approximately $2.48 million provided by its fully owned subsidiary, ScanMaster Systems (IRT) Ltd., EVS will attempt to persuade the Ministry to reconsider its decision and continue with the project.

The project commenced in December 2003, when ScanMaster won a public tender issued by the Indian Ministry of Railways to provide two ultrasonic testing cars for an aggregate purchase price of approximately $4.14 million. Upon the placement of the order ScanMaster received an initial payment of $2.48 million, the retention of which was subject to the successful completion of a testing phase. Following the completion of unsuccessful series of tests, the Ministry terminated the project and invoked performance guarantees in the amount of the initial payment. After reviewing its available options, the Company has decided to discuss the issue with the Ministry and intends to meet with officials as soon as possible.

EVS estimates that the termination of this project and the invocation of the performance guarantees by the Ministry, will affect its financial results for the period ended September 30, 2006 in an amount of approximately $2.2 million in revenues and $1.9 million in loss, which loss will be recorded in cost of goods sold. The financial results for the fiscal year of 2006 will be similarly affected.

Mr. David Gal, EVS’ Chairman said: “We were disappointed to receive the Indian Ministry’s rejection of the project, since we believe we have the best available technology for inspection of railways, which technology has been previously purchased by the German, Austrian and Israeli railways. While there are no guarantees of success, we are making every effort to convince the Indian Ministry to reconsider its decision.”

About Elbit Vision Systems Ltd. (EVS): www.evs.co.il
EVS offers a broad portfolio of automatic in-line inspection and quality monitoring systems used to improve product quality and increase production efficiency. The Company’s Industrial Division provides automatic optical inspection (AOI) and non-destructive ultrasound inspection systems for heavy manufacturing (automotive, aeronautics, steel and others). EVS maintains headquarters and manufacturing in Israel, R&D operations in Israel, and offers global sales and support coverage.

Safe Harbor:
This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although EVS believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. EVS disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. EVS undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

This press release and other releases are available on www.evs.co.il

Contact:

Yaky Yanay, VP Finance and CFO
972-4-993-6418
yaky@evs.co.il